

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Jude Bricker
Chief Executive Officer
Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, MN 55450

    Re: Sun Country Airlines Holdings, Inc.
            Registration Statement on Form S-1
            Exhibit Nos. 10.10, 10.11, and 10.12
            Filed February 8, 2021
            File No. 333-252858

Dear Mr. Bricker:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                                Sincerely,

                                                Division of Corporation Finance